FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1 –	Name and Address of Company:

IAMGOLD Corporation
401 Bay Street, Suite 3200
Toronto, Ontario
M5H 2Y4

Item 2 -	Date of Material Change:

January 15, 2019

Item 3 –	News Release:

The news release in respect of this material change was disseminated over Newswire Corp on January 15, 2019. A copy of the news release has been filed on SEDAR and is available at www.sedar.com and EDGAR at www.sec.gov/edgar/html.

Item 4 –	Summary of Material Change:

On January 15, 2019, IAMGOLD Corporation (the “Company”) announced that it entered into a forward gold sale arrangement with financial institutions whereby the Company will receive US $170 million later this year in exchange for delivering 150,000 ounces of gold in 2022.

Item 5 –	Full Description of Material Change:

5.1	Full Description of Material Change

On January 15, 2019, the Company announced that it had entered into a forward gold sale arrangement with financial institutions whereby the Company will receive a prepayment of US $170 million later this year in exchange for delivering 150,000 ounces of gold in 2022. A floor price of US $1,300 per ounce and a cap price of US $1,500 per ounce were set. This arrangement was supported by a syndicate of banks including Citibank N.A. and National Bank of Canada. Terms are:

	•	Funding of US $170 million is provided to the Company in December 2019 in exchange for physical delivery of 150,000 ounces of gold over the period of January 2022 to December 2022.

	•	Delivery can be made from the production of gold from any of the Company’s operating mines.

	•	The cost of the arrangement before fees is 5.38% per annum, which is based on the date the prepayment is made, the quantity of ounces settled and timing of delivery.

	•	The collar on the arrangement, at the time of delivery of ounces, results in the following:

		o	If the prevailing gold price is equal to or less than $1,300 per ounce, there is no incremental payment to the Company;

		o	If the prevailing gold price is greater than US $1,300 per ounce but less than US $1,500 per ounce, the Company is paid the difference between the prevailing gold price and $1,300;

		o	If the prevailing gold price is greater than US $1,500 per ounce, the Company is paid the difference between $1,300 and $1,500, or $200 per ounce.

5.2	Disclosure for Restructuring Transactions

Not applicable.

Item 6 –	Reliance on subsection 7.1(2) of National Instrument 51-102:

Not applicable.

Item 7 -	Omitted Information:

Not applicable.

Item 8 –	Executive Officer:

The executive officer of IAMGOLD knowledgeable about the material change and whom may be contacted at the following telephone number is:

Tim Bradburn, Vice President, Legal & Corporate Secretary Phone: 416-360-4710

Item 9 –	Date of Report:

January 24, 2019